Exhibit 99.3

           Annual Independent Public Accountant's Servicing Report

               (X)  CHARTERED ACCOUNTANTS     (X)  Phone: (416) 864-1234
                    Ernst & Young Tower       Fax: (416) 864-1174
                    Toronto-Dominion Center
                    P.O. Box 251
                    Toronto, Canada M5K 1J7

     March 10, 1997

     Board of Directors
     Newcourt Credit Group Inc.
     181 Bay Street, Suite 3500
     Toronto, Ontario
     M5J2T3

     To the Board of Directors

     At your request, we have performed the procedures enumerated below with respect to the monthly trust reporting of Newcourt Receivables Asset Trust for the month ended December 31, 1996. This report is solely for your information and the information of the Issuer Trustee, the Collateral Agent, each Indenture Trustee, each Rating Agency, and each Credit Enhancer. The procedures we performed were as follows:

     1. We read the requirement of Section 3.12 of the Pooling and Servicing Agreement of Newcourt Asset Receivables Trust relating to monthly reporting.

     2. We compared the amounts listed on the Monthly Servicer
        Certificate - Accounts and the Monthly Servicer Certificate - Schedules issued for the month ended December 31, 1996 to the books and records of the Company and found the amounts to be in agreement.

     The above procedures do not constitute an audit conducted in accordance with generally accepted auditing standards and we do not express an opinion on any of the accounts or items referred to above. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report relates only to the accounts and items specified above and does not extend to any financial statements of the company taken as a whole for any date or period.

     Yours Sincerely,

     Ernst & Young